Exhibit 99.3

Dogness Reports Financial Results for the Six Months Ended December 31, 2024

DONGGUAN, China/PLANO, Texas, March 31, 2025 /PRNewswire/ — Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its financial results for the six months ended December 31, 2024.

Mr. Silong Chen, the CEO of the Company, commented: “We delivered robust financial results for the half year ended December 2024, marked by strong revenue growth, increased operational efficiency, and progress toward profitability. Our revenue reached $12.1 million for the six months ended December 2024, an 81.1% increase from the same period in 2023, driven by high demand across all product categories and regions. Meanwhile, our ongoing efforts on cost management and economies of scale have significantly improved operating results.

“Looking ahead, Dogness aims to accelerate product innovation, expand its global market presence and drive cost efficiencies. The Company plans to acquire smaller pet product manufacturers in China to strengthen supply chain control and operational efficiencies, thereby increasing market share. With a focus on developing sustainable, high-tech pet products and leveraging strategic partnerships, we anticipate further revenue growth, improved profitability and increased shareholder value.”

Financial Results for the Half Year Ended December 31, 2024

Revenues increased by approximately $5.4 million, or 81.1%, from about $6.7 million for the year ended December 31, 2023 to approximately $12.1 million for the six months ended December 31, 2024. The increase in revenue was primarily attributable to the strong sales performance in both China’s domestic market and international markets, driven by higher demand from existing customers and new customer.

The following table breaks down Dogness’ revenue by product and service type for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023
Products and services category	Revenue	Revenue	Variance %
Products
Traditional pet products	$4,660,824	$3,601,676	29.4%
Intelligent pet	4,546,642	2,234,220	103.5%
Climbing hooks and others	2,878,245	761,742	277.9%
Total revenue from products	12,085,711	6,597,638	83.2%

Services
Dyeing services	-	77,049	(100.0)%
Total revenue from services	-	77,049	(100.0)%
Total	$12,085,711	$6,674,687	81.1%

– Traditional pet products

Revenue from traditional pet products increased by approximately $1.1 million, or 29.4%, from approximately $3.6 million for the six months ended December 31, 2023 to approximately $4.7 million for the six months ended December 31, 2024. This growth was driven both higher sales volume and increased average selling prices. Of the revenue growth, $1.0 million came from international sales and $0.1 million from the domestic Chinese market, primarily due to expanded order volumes from customers.

– Intelligent pet products

Revenue from intelligent pet products grew by approximately $2.3 million, or 103.5%, from around $2.2 million for the six months ended December 31, 2023, to roughly $4.5 million for the same period in 2024, mainly due to increased sales volume. The revenue increase included $1.2 million from international customers and $1.1 million from domestic Chinese customers, primarily from new and existing orders.

– Climbing hooks and others

Revenue from climbing hooks and other products increased by about $2.1 million, or 277.9%, from roughly $0.8 million for the six months ended December 31, 2023, to about $2.9 million for the same period in 2024. This increase was influenced by higher sales volume and prices. International sales contributed $1.3 million to the revenue increase, while domestic sales accounted for $0.8 million, driven by higher orders.

– Dyeing service

For the six months ended December 31, 2024 and 2023, the Company earned approximately $Nil and $0.1 million, respectively, for dyeing services.

– International vs. Domestic sales

Total international sales rose by about $3.4 million, or 75.9%, from approximately $4.5 million for the six months ended December 31, 2023, to about $8.0 million during the same period in 2024, driven by increased orders across all product types.

Domestic sales also saw a significant increase of about $2.0 million, or 92.0%, from around $2.1 million in 2023 to approximately $4.1 million in 2024. In the domestic market, sales of traditional pet products, intelligent pet products, and climbing hooks increased by 16.2%, 109.2%, and 198.5%, respectively, compared to the previous year.

Cost of revenues increased by $3.3 million, or 61.6%, from approximately $5.4 million for the six months ended December 31, 2023, to approximately $8.7 million for the six months ended December 31, 2024, due to a significant increase in sales volume. As a percentage of revenues, the cost of goods sold decreased by approximately 8.7 percentage points to 71.7% for the six months ended December 31, 2024, compared to 80.4% for the six months ended December 31, 2023.

Gross profit rose by approximately $2.1 million, or 160.7%, from about $1.3 million for the six months ended December 31, 2023, to around $3.4 million for the same period in 2024. This increase resulted from higher sales volume and average selling prices. The overall gross profit margin improved to 28.3%, up 8.7 percentage points from 19.6% in the previous period.

Total operating expenses increased by approximately $0.7 million or 14.6%, to about $5.6 million for the six months ended December 31, 2024, compared to around $4.9 million for the same period in 2023.

– Selling expenses

Selling expenses increased by about $0.1 million, or 18.0%, from approximately $0.5 million for the six months ended December 31, 2023, to approximately $0.6 million for the six months ended December 31, 2024. This rise was driven by an increase in marketing research activities. Selling expenses accounted for 5.2% of total revenues in 2024, compared to 7.9% in 2023.

– General and Administrative Expenses

General and administrative expenses rose by approximately $0.4 million, or 11.3%, from about $3.9 million for the six months ended December 31, 2023, to roughly $4.3 million for the same period in 2024. This increase was primarily attributable to office decoration costs at our new Dongguan facility. As a percentage of sales, these expenses decreased to 35.7% in 2024 from 58.0% in 2023.

– Research and Development Expenses

Research and development expenses increased by $0.2 million, or 37.0%, from approximately $0.5 million for the six months ended December 31, 2023, to about $0.7 million for the same period in 2024. These expenses were 5.5% of total revenues in 2024, down from 7.3% in 2023. We anticipate continued growth in research and development as we expand our efforts to use environmentally friendly materials and develop new high-tech products to meet customer demand.

Net loss decreased by approximately $1.4 million, or 43.2%, from about $3.2 million for the six months ended December 31, 2023, to approximately $1.8 million for the six months ended December 31, 2024, as a result of the foregoing.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, trade policies affecting our business including tariffs on our products, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

(Unaudited)

	As of December 31,	As of June 30,
	2024	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,057,762	$6,956,434
Accounts receivable from third-party customers, net	3,298,433	2,269,341
Accounts receivable from related party	311,713	582,182
Inventories, net	3,228,661	3,119,827
Due from related party	101,491	97,037
Prepayments and other current assets	3,374,352	3,328,189
Advances to supplier- related party	-	50,908
Total current assets	16,372,412	16,403,918

NON-CURRENT ASSETS
Property, plant and equipment, net	60,593,968	61,303,327
Operating lease right-of-use lease assets	15,679,000	16,325,988
Intangible assets, net	1,744,340	1,780,856
Long-term investments in equity investees	1,507,000	1,513,600
Deferred tax assets	1,972,480	1,873,140
Total non-current assets	81,496,788	82,796,911
TOTAL ASSETS	$97,869,200	$99,200,829

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$890,500	$894,400
Current portion of long-term bank loans	900,936	759,339
Accounts payable	2,264,565	1,286,981
Accounts payable - related party	12,913	-
Due to related parties	71,994	518,003
Advances from customers	224,676	264,832
Taxes payable	1,029,282	1,007,482
Accrued expenses and other current liabilities	1,504,502	1,452,225
Operating lease liabilities, current	2,279,655	2,352,482
Total current liabilities	9,179,023	8,535,744

NON-CURRENT LIABILITIES
Long-term bank loans	2,845,274	3,315,715
Operating lease liabilities, non-current	11,150,861	10,938,477
Total non-current liabilities	13,996,135	14,254,192
TOTAL LIABILITIES	23,175,158	22,789,936

Commitments and Contingencies (Note 6)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 3,661,658 issued and outstanding as of December 31, 2024 and June 30, 2024	92,403,766	92,004,296
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of December 31, 2024 and June 30, 2024	18,138	18,138
Statutory reserve	291,443	291,443
Accumulated deficit	(7,207,552)	(5,391,709)
Accumulated other comprehensive loss	(10,811,795)	(10,511,317)
Equity attributable to owners of the Company	74,694,000	76,410,851

Non-controlling interest	42	42
Total equity	74,694,042	76,410,893

TOTAL LIABILITIES AND EQUITY	$97,869,200	$99,200,829

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in USD)

(Unaudited)

	For the Six Months Ended December 31,
	2024	2023

Revenues–third party customers	$12,085,711	$6,573,379
Revenues – related parties	-	101,308
Total Revenues	12,085,711	6,674,687

Cost of revenues – third party customers	(8,668,552)	(5,280,923)
Cost of revenues – related parties	-	(82,835)
Total Cost of revenues	(8,668,552)	(5,363,758)
Gross Profit	3,417,159	1,310,929

Operating expenses:
Selling expenses	624,410	529,021
General and administrative expenses	4,312,486	3,873,442
Research and development expenses	665,494	485,849
Total operating expenses	5,602,390	4,888,312

Loss from operations	(2,185,231)	(3,577,383)

Other income (expense):
Interest income (expense), net	6,884	(113,690)
Foreign exchange transaction gain	114,443	32,469
Other income, net	41,357	80,891
Rental income from related parties, net	107,737	148,406
Total other income, net	270,421	148,076

Loss before income taxes	(1,914,810)	(3,429,307)
Income taxes benefit	(98,967)	(231,756)
Net loss	(1,815,843)	(3,197,551)
Less: net loss attributable to non-controlling interest	-	(934)
Net loss attributable to Dogness (International) Corporation	(1,815,843)	(3,196,617)

Other comprehensive loss
Foreign currency translation adjustments	(300,478)	1,666,560
Comprehensive loss	(2,116,321)	(1,530,991)
Less: comprehensive loss attributable to non-controlling interest	-	(931)
Comprehensive loss attributable to Dogness (International) Corporation	$(2,116,321)	$(1,530,060)

Loss Per share
Basic	$(0.14)	$(0.30)
Diluted	$(0.14)	$(0.30)

Weighted Average Shares Outstanding
Basic	12,755,658	10,622,663
Diluted	12,755,658	10,622,663

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

(Unaudited)

	For the Six Months Ended December 31,
	2024	2023

Cash flows from operating activities:
Net loss	$(1,815,843)	$(3,197,551)
Adjustments to reconcile loss income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,395,756	1,414,937
Share-based compensation for services	399,470	399,470
Loss (gain) from disposal of property, plant and equipment	176,347	(9,845)
Change in credit losses	(232,600)	111,105
Deferred tax benefit	(108,490)	(275,121)
Amortization of right-of-use lease assets	585,466	591,705
Warrants modification	-	239,308
Changes in operating assets and liabilities:
Accounts receivable	(824,001)	(682,445)
Accounts receivable-related party	272,429	177,374
Inventories	(121,257)	(359,976)
Prepayments and other current assets	(61,720)	(1,080,158)
Advances to supplier-related party	51,537	126,527
Accounts payables	999,703	425,101
Accounts payables-related party	13,130	-
Accrued expenses and other current liabilities	24,691	16,516
Advance from customers	(39,639)	104,887
Operating lease liabilities	200,827	188,379
Taxes payable	26,242	159,612
Net cash provided by (used in) operating activities	942,048	(1,650,175)

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,050,711)	(294,828)
Proceeds from disposition of property, plant and equipment	787	56,000
Net cash used in investing activities	(1,049,924)	(238,828)

Cash flows from financing activities:
Net proceeds from exercise of warrants	-	15,101
Reverse split shares	-	(810)
Proceeds from short-term bank loans	696,500	691,000
Repayment of short-term bank loans	(696,500)	(885,800)
Proceeds from long-term bank loans	-	2,625,800
Repayment of long-term bank loans	(316,297)	(2,793,472)
(Repayment of) proceeds from related-party loans	(456,160)	6,498
Net cash used in financing activities	(772,457)	(341,683)

Effect of exchange rate changes on cash and restricted cash	(18,339)	226,388
Net decrease in cash and cash equivalents	(898,672)	(2,004,298)
Cash and cash equivalents, beginning of period	6,956,434	4,483,308
Cash and cash equivalents, end of period	$6,057,762	$2,479,010

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$115,430	$154,884

Non-Cash Investing Activities
Liabilities incurred (settled) for purchase of property and equipment	$34,909	$(40,251)
Prepaid share-based compensation for services	$-	$(223,000)